Exhibit 99.1

 SilverCrest Announces Updated La Joya Resources

TSX-V: SVL NYSE MKT: SVLC	For Immediate Release

VANCOUVER, B.C. January 29, 2012 – SilverCrest Mines Inc. (“SilverCrest” or the “Company”) is pleased to announce an updated resource estimation for the La Joya Property in Durango, Mexico. The updated Inferred Resources are summarized as (refer to tables below for details);

•	Cutoff grade of 15 gpt silver equivalent (Ag Eq*,Global Case): 198.6 million ounces Ag Eq
•	Cutoff grade of 30 gpt Ag Eq (Base Case); 159.8 million ounces Ag Eq
•	Cut-off grade of 60 gpt Ag Eq (High Grade Case); 100.8 million ounces of Ag Eq
•	Cut-off grade of 0.05% WO3; 75.1 million pounds (35,700 tonnes) of tungsten

The Company believes that the 60 gpt Ag Eq portion of the deposit with an estimated tonnage of 27.9 million tonnes grading 112 grams per tonne Ag Eq* constitutes a priority area to be examined as a potential “Starter Pit” for initial conceptual operations that will be examined in the Preliminary Economic Assessment (PEA) to be commenced shortly. The La Joya Property has excellent potential for additional resources with the deposits being open in most directions. Further infill and expansion drilling is recommended to increase and convert resources from Inferred to Indicated.

These resources have been independently estimated by EBA Engineering Consultants Ltd., a Tetra Tech Company utilizing Company Phase I and Phase II drill results and surface sampling programs along with independently-validated historic data. Drilling to date has been relatively widespread in the Main Mineralized Trend (MMT) as well as the independent deposits of Coloradito and Santo Nino. The MMT which includes the Phase I and II drilling areas, has a length of 2.5 kilometres and an average minimum width of over 700 metres (see attached Figures).

The La Joya resource models separate the deposits into two broad categories based on the predominant mineralogy.  The first category is comprised of silver, gold and copper mineralization (AgCu Rich Zone), with lesser amounts of tungsten (WO3), molybdenum (Mo), lead (Pb), and Zinc (Zn). The second category is predominantly tungsten and molybdenum mineralization (Contact Zone) with lesser amounts of Ag, Cu, Au, Pb, and Zn. The mineralogy of these categories is often gradational and overprinted in some areas. The AgCu Rich Zone generally lies spacially above the Contact Zone and generally follows the contours of the underlying intrusive, which outcrops in several areas. The summaries of the resource estimates below show the resources attributed to each of these mineralization categories for each of the current deposits, specifically, the MMT, Santo Nino, and Coloradito.

AgCu Rich Zone Resource Summary

ZONE	Ag Eq* Cut-off gpt	Resource Category*	Tonnage (000)	Ag gpt	Au gpt	Cu %	Ag Eq gpt	Ag Oz (000)	Au oz (000)	Cu lbs (000)	Ag Eq* Oz (000)
MMT	15	INFERRED	120,600	23.7	0.18	0.18	47.9	91,900	707.9	466,500	185,800
	30		67,600	34.7	0.23	0.25	68.4	75,400	519.4	377,400	148,700
	60		26,100	58.5	0.30	0.42	109.6	49,100	255.8	240,100	92,000
Santo Nino	15		6,200	20.4	0.04	0.49	64.7	4,000	8.2	66,800	12,800
	30		3,600	29.2	0.04	0.75	96.1	3,400	5.3	59,400	11,100
	60		1,800	43.1	0.05	1.20	149.2	2,500	2.9	48,300	8,700
Total	15		126,700	23.5	0.17	0.19	48.7	95,900	716.2	533,200	198,600
	30		71,200	34.4	0.22	0.28	69.8	78,700	524.8	436,800	159,800
	60		27,900	57.5	0.28	0.48	112.2	51,600	258.8	288,400	100,800

* Silver equivalency includes silver, gold and copper and excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of US$24/oz silver, US$1200/oz gold, US$3/lb copper. 100% metallurgical recovery is incorporated until further information is available.

**Classified by EBA, A Tetra Tech Company and conforms to NI 43-101, 43-101CP, and CIM definitions for resources. All numbers are rounded.  Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources. Mineralization boundaries used in the interpretation of the geological model and resource estimate are based on a cutoff grade of 15 gpt Ag Eq using the metal price ratios described above.

Contact Zone Resource Summary

ZONE	WO3 (%)* cut-off	Resource Category**	Tonnage (,000)	WO3%	Mo %	WO3 lbs (,000)	Mo lbs (,000)
MMT	0.025	Inferred	60,500	0.053	0.003	70,500	4,200
	0.050	Inferred	25,100	0.075	0.004	41,400	1,900
	0.095	Inferred	4,400	0.109	0.002	10,600	200
Santo Nino	0.025	Inferred	5,200	0.040	0.008	4,600	800
	0.050	Inferred	900	0.070	0.013	1,500	300
	0.095	Inferred	0.750	0.101	0.011	2	0.17
Coloradito	0.025	Inferred	31,900	0.062	0.028	43,300	18,000
	0.050	Inferred	18,500	0.079	0.032	32,300	11,900
	0.095	Inferred	4,200	0.112	0.034	10,300	2,800
Total	0.025	Inferred	97,600	0.055	0.012	118,400	23,100
	0.050	Inferred	44,600	0.076	0.016	75,100	14,100
	0.095	Inferred	8,600	0.111	0.018	20,900	3,000

* WO3 is based on a standard calculation of tungsten (W) times 1.26. 100% metallurgical recovery is incorporated until further information is available.

**Classified by EBA, A Tetra Tech Company and conforms to NI 43-101, 43-101CP, and CIM definitions for resources. All numbers are rounded.  Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources. Mineralization boundaries used in the interpretation of the geological model and resource estimate are based on a cutoff grade of 200 ppm W.

Much of the Contact Zone resource is considered to be near-surface and potentially amenable to conventional open pit mining. This zone also contains gold, silver, copper and tin (as defined by geochemistry) which may add secondary value as a result of increased metal content.

These resource estimates are based on recent and historical information collected by SilverCrest Mines and previous operators (Luismin/Goldcorp) from 1979 to present.  Phase II Company drilling comprising 78 holes (25,812.65 metres), the 26 holes Phase I Company drilling (5,753.70 metres) in addition to 18 validated historic drillholes (5,907.26 metres) were included in the geological database used as source data for the estimation. Drill hole spacing for the 122 holes (37,473.61 metres) used in the resource estimation is approximately 75 metres.

Based on available data and computer modeling, the current dominant mineralization at La Joya is hosted within numerous sub-vertical, near east-west striking structurally-controlled stockwork zones. These zones are considered to be semi-continuous along strike with true widths ranging from 15 to 50 metres using a cutoff grade of 15 gpt Ag Eq. Eight near-horizontal mantos (semi-continuous disseminated stratabound sulphides) have been modeled within the resource area, which are cross-cut by the stockwork zones and considered the second dominant mineralization. The La Joya deposits are currently interpreted to host three related styles of mineralization. Please refer to News Release dated October 17, 2011 for defined types of mineralization at La Joya.

Initial metallurgical test work as reported in the first Technical Report on the property dated February 20, 2012 suggests that the La Joya deposit may be amenable to conventional flotation processes for copper concentrating with high grade silver and gold components. Significant metallurgical test work is being completed by an independent qualified lab to confirm flotation amenability and fully determine recoveries. The nearby Sabinas Mine (Penoles), which is considered to be a similar deposit style to La Joya, has been in production for many years and is currently producing at an estimated rate of 4,000 tonnes/day and shipping flotation concentrate overseas.

The La Joya Inferred Mineral Resource Estimate was completed using Gemcom GEMS modeling software and is compliant with  National Instrument 43-101 and conforms to guidelines and definitions established by the Canadian Institute of Mining and Metallurgy. The resource is based on verified information from historical and recent company sources.  The Mineral Resources include block models for the Main Mineralized Trend and Santo Nino located within Cerro Sacrificio, and for Cerro Coloradito.  Solid boundaries for the mineralization were interpreted using a minimum 15 Ag Eq cut-off from drill holes composites. Raw assay data was composited to 2 metres and was interpolated into a 5 metre x 5 metre x 5 metre block size model using inverse distance squared methodology with multiple mineralized domains and search ellipses.  The search ellipse ranges were based on geological field observation, geostatistical analysis and iterative interpolation.  Grade caps of 550 gpt Ag, 5.5 gpt Au and 6.0 % Cu were determined from histogram analysis and applied after compositing.  Grade interpolation within stratabound manto mineralization utilized an anisotropic search ellipse oriented along the interpreted trend of bedding with major and semi-major axis ranges of 75 metres and a minor axis range of 40 metres.  Where manto grades exceeded 120 gpt Ag, 1 gpt Au, or 1% Cu, the search ellipse was limited to major and semi-major axis ranges of 40 metres, and a minor axis range of 20 metres.  Grade interpolation within sub-vertical structurally-controlled stockwork zones utilized an anisotropic ellipse oriented along the interpreted zones with major and semi-major axis ranges of 80 metres and a minor axis range of 30 metres.  A minimum of 2 composites, to a maximum of 15, were required to interpolate block grades with no more than 3 composites reporting from any one drill hole in manto mineralization, or no more than 3 composites reporting from any one drill hole in the stockwork zones.  Based on limited laboratory and in situ testing, a value of 3 was applied as a specific gravity for all materials in the model.  Using the definitions in the CIM Definition Standards for Mineral Resources and Mineral Reserves, all Mineral Resources have been classified as being Inferred based on the number of samples used for estimation relative to the deposit area and the overall confidence in interpretation from the widely spaced drill holes for this style of deposit. Inferred Resources should not be used as the basis for evaluation of economic viability of the project. Details of these criteria will be presented in the Technical Report to be filed on SEDAR.

The independent Qualified Persons for the La Joya resource estimation who have reviewed and approved the contents of this news release are James Barr., P.Geo., and Lara Reggin, P.Geo. both from the consulting firm of EBA Engineering Consultants Ltd., a Tetra Tech Company and Ting Lu, P.Eng. (for Metallurgy) from Wardrop Engineering, a Tetra Tech Company. A Technical Report currently being prepared by the Qualified Persons and will adhere to the disclosure requirements of NI 43-101 and will be filed no later than 45 days from the date of this release.

SilverCrest Mines Inc. (TSX-V: SVL; NYSE MKT: SVLC) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the 6.5 year life at the Santa Elena Mine. A three year expansion plan is underway to double metals production at the Santa Elena Mine and exploration programs are rapidly advancing the definition of a large polymetallic deposit at the La Joya property in Durango State.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

“J. Scott Drever”
Contact:           Fred Cooper
Telephone:      (604) 694-1730 ext. 108
Fax:                   (604) 694-1761
Toll Free:          1-866-691-1730
Email:                info@silvercrestmines.com
Website:          www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

J. Scott Drever, President SILVERCREST MINES INC.

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